May 23, 2016

RE: Cash offer for your KBS REIT II investment.

Dear Fellow Shareholder,

As you may know KBS REIT II's share repurchase program has been suspended since June 2014, limiting shareholder's ability to sell their shares.  However, CMG is now offering to purchase Shares, providing a liquidity option for those who may wish to sell. CMG will pay you $3.30 per Share in cash. The earliest investors who participated in KBS REIT II's primary stock offering have received a total of $9.03 per share through September 21, 2015, and $7.36 per share for shareholders who were the last to invest in the offering.  As such, those shareholders who now accept our offer have the opportunity to cash out of their investment in KBS REIT II with aggregate distributions and proceeds in excess of their initial investment. Our offer expires on July 13, 2016, and therefore you will need to deliver the assignment form by that date if you want to sell your shares.
KBS REIT II Shares are not listed on any exchange, and the REIT has suspended its share redemption program (other than in cases of death, disability or incompetence) so if you want or need your cash, this offer provides you with the ability to sell your Shares. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, and transactions through CMG are normally completed in less time than an auction sale.  If you sell to us, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. If available to you, please also include a copy of a recent account statement concerning your REIT Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from KBS REIT II's transfer agent.  There are no financing contingencies with this offer. Please carefully read the Agreement of Assignment and Transfer, as well as the Offer available at our website (www.cmginvestments.com/KBSII.pdf), at the SEC's EDGAR website, and for free by calling the number below. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by July 13, 2016 if you wish to take advantage of this offer.

There is limited trading of KBS REIT II in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported sales of Shares on secondary markets at $4.70 per Share and  $2.75-$4.90 per Share, respectively, in the most recent issues (Mar/Apr 2016 and Spring 2016, respectively).  However, auction trades can be burdensome and typically involve substantial fees and commissions. KBS REIT II's share repurchase program had last been repurchasing shares at $5.79 per share. However, as noted, this program has been suspended since June 18, 2014, and will be until further notice. The Shareholder Redemption Program may be available in cases of the death, disability or incompetence of a shareholder at $5.62 per Share, and such shareholders wishing to sell should contact KBS about that program. KBS REIT II has estimated that its net asset value is $5.62, based on a hypothetical liquidation of its portfolio.

The REIT has indicated that it intends to continue to strategically sell assets in its portfolio, and has engaged a third party advisory firm to provide assistance concerning strategic alternatives.  Despite such plans, there can be no guarantee of course as to the timing of any potential future asset sales or liquidity events.  According to the Annual Report on Form 10-K filed on March 16, 2016, the company did not have any assets held for sale.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  Please also include a copy of your KBS REIT II account statement to assist in the completion of the transaction.  You will receive your check promptly following our receipt of written confirmation from the Company's transfer agent that the transfer has occurred.   CMG is not affiliated with KBS REIT II or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 9,750,000 Shares, or 5.15% of the total shares outstanding, and will expire at 11:59 P.M. PST on July 13, 2016.

Shortly, you should receive a letter from KBS REIT II regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from KBS REIT II or on the SEC's EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

• Our offer price was determined by applying a 41% liquidity discount to the REIT's estimated appraised value.  Whether or not their estimate is correct, we believe that the company's shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares' potential value if a liquidation of the company's assets or a listing of the Shares were to occur.

• Any and all dividends paid or payable to you by the company after July 13, 2016, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell "All" your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.